Exhibit 99.1

DIANA CONTAINERSHIPS INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Diana Containerships Inc.

We have audited the accompanying consolidated balance sheets of Diana Containerships Inc. as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Diana Containerships Inc. at December 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Diana Containerships Inc.'s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated February 18, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece

February 18, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Diana Containerships Inc.

We have audited Diana Containerships Inc.’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). Diana Containerships Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Diana Containerships Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Diana Containerships Inc. as of December 31, 2013 and 2012 and the related consolidated statements of operations, comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2013 of Diana Containerships Inc. and our report dated February 18, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece
February 18, 2014

DIANA CONTAINERSHIPS INC.
Consolidated Balance Sheets as at December 31, 2013 and 2012
(Expressed in thousands of U.S. Dollars, except for share and per share data)

ASSETS	2013	2012
CURRENT ASSETS:
Cash and cash equivalents	$19,685	$31,526
Accounts receivable, trade	534	215
Inventories	1,964	3,206
Prepaid expenses and other assets	797	1,965
Total current assets	22,980	36,912

FIXED ASSETS:
Vessels (Note 4)	284,108	280,812
Accumulated depreciation (Note 4)	(18,736)	(19,867)
Vessels' net book value	265,372	260,945

Property and equipment, net	321	-
Total fixed assets	265,693	260,945

Restricted cash (Note 6)	9,870	9,270
Prepaid charter revenue (Note 5)	18,166	29,918
Total assets	$316,709	$337,045

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable, trade and other	$1,739	$2,672
Due to related parties, current (Note 3)	170	657
Accrued liabilities	898	1,517
Deferred revenue, current (Note 7)	972	1,264
Total current liabilities	3,779	6,110

Long-term bank debt, net of unamortized deferred financing costs (Note 6)	98,102	91,906
Related party financing, non-current (Note 3)	50,233	-
Deferred revenue, non-current (Note 7)	50	271
Other liabilities, non-current	80	-
Commitments and contingencies (Note 8)	-	-

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued	-	-
Common stock, $0.01 par value; 500,000,000 shares authorized; 35,051,567 and 32,191,964 issued and outstanding as at December 31, 2013 and 2012, respectively (Note 9)	350	322
Additional paid-in capital (Note 9)	276,236	263,537
Accumulated deficit	(112,121)	(25,101)
Total stockholders' equity	164,465	238,758
Total liabilities and stockholders' equity	$316,709	$337,045

The accompanying notes are an integral part of these consolidated financial statements.

DIANA CONTAINERSHIPS INC.
Consolidated Statements of Operations
For the years ended December 31, 2013, 2012 and 2011
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2013	2012	2011
REVENUES:
Time charter revenues (Note 1)	$74,337	$68,835	$26,992
Prepaid charter revenue amortization (Notes 2(i) and 5)	(20,322)	(12,204)	-
Time charter revenues, net	54,015	56,631	26,992

EXPENSES:
Voyage expenses (Notes 3 and 10)	705	1,404	731
Vessel operating expenses (Note 10)	30,870	28,969	11,134
Depreciation	11,070	12,476	5,937
Management fees (Note 3)	305	1,551	650
General and administrative expenses (Note 3)	5,059	3,468	3,442
Impairment losses (Note 4)	42,323	-	-
Loss on vessels' sale (Note 4)	16,481	-	-
Foreign currency losses / (gains)	66	(194)	18
Operating income / (loss)	$(52,864)	$8,957	$5,080

OTHER INCOME/(EXPENSES)
Interest and finance costs (Notes 3, 6 and 11)	$(4,554)	$(3,066)	$(1,604)
Interest income	72	78	154
Total other expenses, net	$(4,482)	$(2,988)	$(1,450)

Net income / (loss)	$(57,346)	$5,969	$3,630

Earnings / (loss) per common share, basic and diluted (Note 12)	$(1.73)	$0.22	$0.23

Weighted average number of common shares, basic (Note 12)	33,159,328	26,934,533	15,536,028
Weighted average number of common shares, diluted (Note 12)	33,159,328	26,934,533	15,543,916

DIANA CONTAINERSHIPS INC.
Consolidated Statements of Comprehensive Income / (Loss)
For the years ended December 31, 2013, 2012 and 2011
(Expressed in thousands of U.S. Dollars)

	2013	2012	2011

Net income / (loss)	$(57,346)	$5,969	$3,630

Comprehensive income / (loss)	$(57,346)	$5,969	$3,630

The accompanying notes are an integral part of these consolidated financial statements.

DIANA CONTAINERSHIPS INC.
Consolidated Statements of Stockholders' Equity
For the years ended December 31, 2013, 2012 and 2011
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Common Stock		Additional
	# of	Par	Paid-in	Accumulated
	Shares	Value	Capital	Deficit	Total
Balance, December 31, 2010	6,106,161	$61	$86,551	$(2,001)	$84,611
- Net income	-	-	-	3,630	3,630
- Issuance of common stock, net of issuance costs	16,916,667	169	121,323	-	121,492
- Issuance of restricted stock and compensation cost on restricted stock (Note 9)	53,333	1	953	-	954
- Dividends declared and paid (at $0.03 and $0.15 per share) (Note 12)	-	-	-	(4,154)	(4,154)
Balance, December 31, 2011	23,076,161	$231	$208,827	$(2,525)	$206,533
- Net income	-	-	-	5,969	5,969
- Issuance of common stock, net of issuance costs	9,115,803	91	53,810	-	53,901
- Compensation cost on restricted stock (Note 9)	-	-	900	-	900
- Dividends declared and paid (at $0.15, $0.25, $0.30 and $0.30 per share) (Note 12)	-	-	-	(28,545)	(28,545)
Balance, December 31, 2012	32,191,964	$322	$263,537	$(25,101)	$238,758
- Net loss	-	-	-	(57,346)	(57,346)
- Issuance of common stock, net of issuance costs (Note 9)	2,859,603	28	12,328	-	12,356
- Compensation cost on restricted stock (Note 9)	-	-	371	-	371
- Dividends declared and paid (at $0.30, $0.30, $0.15 and $0.15 per share) (Note 12)	-	-	-	(29,674)	(29,674)
Balance, December 31, 2013	35,051,567	$350	$276,236	$(112,121)	$164,465

The accompanying notes are an integral part of these consolidated financial statements.

DIANA CONTAINERSHIPS INC.
Consolidated Statements of Cash Flows
For the years ended December 31, 2013, 2012 and 2011
(Expressed in thousands of U.S. Dollars)

	2013	2012	2011
Cash Flows provided by Operating Activities:
Net income / (loss)	$(57,346)	$5,969	$3,630
Adjustments to reconcile net income / (loss) to net cash provided by operating activities:
Depreciation	11,070	12,476	5,937
Amortization and write-off of deferred financing costs (Note 11)	197	197	681
Amortization of deferred revenue (Note 7)	(107)	(112)	(45)
Amortization of prepaid charter revenue (Note 5)	20,322	12,204	-
Impairment losses (Note 4)	42,323	-	-
Loss on vessels' sale (Note 4)	16,481	-	-
Compensation cost on restricted stock awards (Note 9)	371	900	954
(Increase) / Decrease in:
Accounts receivable, trade	(319)	(52)	(125)
Due from related party	-	-	398
Inventories	1,242	(1,374)	(1,209)
Prepaid expenses and other assets	(362)	(1,877)	8
Increase / (Decrease) in:
Accounts payable, trade and other	(933)	755	1,482
Due to related parties	(254)	339	318
Accrued liabilities	(619)	741	190
Deferred revenue	(406)	1,180	285
Other liabilities	80	-	-
Net Cash provided by Operating Activities	$31,740	$31,346	$12,504

Cash Flows used in Investing Activities:
Vessel acquisitions, improvements and other vessel costs (Note 4)	(107,864)	(107,960)	(79,321)
Proceeds from sale of vessels, net of expenses	33,665	-	-
Acquisition of time charter (Note 5)	(8,500)	(42,000)	-
Property and equipment additions	(421)	-	-
Insurance settlements	1,457	-	-
Net Cash used in Investing Activities	$(81,663)	$(149,960)	$(79,321)

Cash Flows provided by Financing Activities:
Proceeds from long term debt from a related party (Note 3)	50,000	-	-
Proceeds from long term bank debt (Note 6)	6,000	92,700	85,000
Repayments / prepayments of long term debt	-	-	(104,670)
Issuance of common stock, net of issuance costs (Note 9)	12,356	53,901	121,492
Payments of financing costs	-	-	(1,382)
Cash dividends (Note 12)	(29,674)	(28,545)	(4,154)
Changes in restricted cash	(600)	(9,270)	787
Net Cash provided by Financing Activities	$38,082	$108,786	$97,073

Net increase / (decrease) in cash and cash equivalents	$(11,841)	$(9,828)	$30,256
Cash and cash equivalents at beginning of period	$31,526	$41,354	$11,098
Cash and cash equivalents at end of period	$19,685	$31,526	$41,354

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for:
Interest payments, net of amounts capitalized	$3,783	$2,546	$670

The accompanying notes are an integral part of these consolidated financial statements.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2013
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

1.   General Information

The accompanying consolidated financial statements include the accounts of Diana Containerships Inc. ("DCI") and its wholly-owned subsidiaries (collectively, the "Company"). Diana Containerships Inc. was incorporated on January 7, 2010 under the laws of the Republic of Marshall Islands for the purpose of engaging in any lawful act or activity under the Marshall Islands Business Corporations Act.

The Company is engaged in the seaborne transportation industry through the ownership of containerships and is the sole owner of all outstanding shares of the following subsidiaries, each incorporated in the Marshall Islands:

(a)	Likiep Shipping Company Inc. ("Likiep"), owner of the Marshall Islands flag, 3,426 TEU capacity container vessel, "Sagitta", which was built and delivered on June 29, 2010.

(b)	Orangina Inc. ("Orangina"), owner of the Marshall Islands flag, 3,426 TEU capacity container vessel, "Centaurus", which was built and delivered on July 9, 2010.

(c)	Lemongina Inc. ("Lemongina"), owner of the Marshall Islands flag, 4,729 TEU capacity container vessel, "Apl Garnet" (built in 1995), which was acquired on November 19, 2012.

(d)
Ralik Shipping Company Inc. ("Ralik"), owner of the Marshall Islands flag, 4,206 TEU capacity container vessel, "Maersk Madrid" (built in 1989), which was acquired on June 14, 2011 and sold on April 16, 2013 (Note 4). The vessel was renamed, right before her sale, to "Madrid".

(e)
Mili Shipping Company Inc. ("Mili"), owner of the Marshall Islands flag, 4,714 TEU capacity container vessel, "Maersk Malacca" (built in 1990), which was acquired on June 22, 2011 and sold on May 1, 2013 (Note 4). The vessel was renamed, right before her sale, to "Malacca".

(f)
Ebon Shipping Company Inc. ("Ebon"), owner of the Marshall Islands flag, 4,714 TEU capacity container vessel, "Maersk Merlion" (built in 1990), which was acquired on June 17, 2011 and sold on May 17, 2013 (Note 4). The vessel was renamed, right before her sale, to "Merlion".

(g)
Mejit Shipping Company Inc. ("Mejit"), owner of the Marshall Islands flag, 4,729 TEU capacity container vessel, "Apl Sardonyx" (built in 1995), which was acquired on February 17, 2012. The vessel was sold on February 7, 2014 (Note 15) and was renamed, right before her sale, to "Sardonyx".

(h)
Micronesia Shipping Company Inc. ("Micronesia"), owner of the Marshall Islands flag, 4,729 TEU capacity container vessel, "Apl Spinel" (built in 1996), which was acquired on March 1, 2012 and sold on December 12, 2013 (Note 4). The vessel was renamed, right before her sale, to "Spinel".

(i)
Rongerik Shipping Company Inc. ("Rongerik"), owner of the Marshall Islands flag, 3,739 TEU capacity container vessel, "Cap San Marco" (built in 2001), which was acquired on February 6, 2012. In August 2012, the vessel was renamed to "Cap Domingo".

(j)
Utirik Shipping Company Inc. ("Utirik"), owner of the Marshall Islands flag, 3,739 TEU capacity container vessel, "Cap San Raphael" (built in 2002), which was acquired on February 6, 2012. In September 2012, the vessel was renamed to "Cap Doukato".

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2013
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

(k)	Nauru Shipping Company Inc. ("Nauru"), owner of the Marshall Islands flag, 4,024 TEU capacity container vessel, "Hanjin Malta" (built in 1993), which was acquired on March 15, 2013 (Note 4).

(l)	Eluk Shipping Company Inc. ("Eluk"), owner of the Marshall Islands flag, 6,541 TEU capacity container vessel, "Puelo" (built in 2006), which was acquired on August 22, 2013 (Note 4).

(m)	Oruk Shipping Company Inc. ("Oruk"), owner of the Marshall Islands flag, 6,541 TEU capacity container vessel, "Pucon" (built in 2006), which was acquired on September 20, 2013 (Note 4).

(n)
Unitized Ocean Transport Limited (the "Manager" or "UOT"), was established for the purpose of providing the Company and its vessels with management and administrative services, effective March 1, 2013. Pursuant to the management agreements, UOT receives a fixed commission of 2% on the gross charter hire and freight earned by each vessel plus a technical management fee of $15 per vessel per month for employed vessels and $8 per vessel per month for laid-up vessels, if any. In addition, pursuant to the administrative agreement, UOT receives a fixed monthly fee of $10. Since March 1, 2013 the management and administrative fees payable to UOT are eliminated in consolidation as intercompany transactions.  Similar fees for the years ended 2011 and 2012 and the period January 1, 2013 to February 28, 2013 were payable to Diana Shipping Services S.A. (Note 3).

During 2013, 2012 and 2011, charterers that accounted for more than 10% of the Company's hire revenues were as follows:

Charterer	2013	2012	2011
A	16%	46%	73%
B	23%	22%	-
C	-	-	27%
D	-	22%	-
E	38%	-	-
F	10%	-	-

2.  Significant Accounting Policies

(a)
Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include the accounts of Diana Containerships Inc. and its wholly-owned subsidiaries referred to in Note 1 above. All significant intercompany balances and transactions have been eliminated upon consolidation.

(b)
Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2013
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

(c)
Other Comprehensive Income / (loss): The Company follows the provisions of Accounting Standard Codification (ASC) 220, "Comprehensive Income", which requires separate presentation of certain transactions, which are recorded directly as components of stockholders' equity. The Company presents Other Comprehensive Income / (Loss) in a separate statement according to ASU 2011-05.

(d)
Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company operates its vessels in international shipping markets, and therefore, primarily transacts business in U.S. Dollars. The Company's accounting records are maintained in U.S. Dollars. Transactions involving other currencies during the years presented are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities which are denominated in other currencies are translated into U.S. Dollars at the period-end exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statements of operations.

(e)
Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits, certificates of deposit and their equivalents with an original maturity of three months or less to be cash equivalents.

(f)
Restricted Cash:  Restricted cash includes minimum cash deposits required to be maintained under the Company's borrowing arrangements. As of December 31, 2012, the Company has classified these cash deposits as compensating cash balance. In 2013, certain loan amendments (discussed in Note 6) provided for security interest on the minimum cash in favour of the lenders, and as a result, the Company reclassified the respective amount as of December 31, 2013 to restricted cash.

(g)
Accounts Receivable, Trade: The account includes receivables from charterers for hire, freight and demurrage billings. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. No provision for doubtful accounts has been made as of December 31, 2013 and 2012.

(h)
Inventories: Inventories consist of lubricants and victualling which are stated at the lower of cost or market. Cost is determined by the first in, first out method. Inventories may also consist of bunkers when the vessel operates under freight charter or when on the balance sheet date a vessel has been redelivered by her previous charterers and has not yet been delivered to new charterers, or remains idle. Bunkers are also stated at the lower of cost or market and cost is determined by the first in, first out method.

(i)
Prepaid/Deferred Charter Revenue: The Company records identified assets or liabilities associated with the acquisition of a vessel at their relative fair value, determined by reference to market data. The Company values any asset or liability arising from the market value of the time charters assumed when a vessel is acquired. The amount to be recorded as an asset or liability at the date of vessel delivery is based on the difference between the current fair market value of the charter and the net present value of future contractual cash flows. In determining the relative fair value, when the present value of the contractual cash flows of the time charter assumed is different than its current fair value, the difference, capped to the excess between the acquisition cost and the vessel's fair value on a charter free basis, is recorded as prepaid charter revenue or as deferred revenue, respectively. Such assets and liabilities, respectively, are amortized as a reduction of, or an increase in, revenue over the period of the time charter assumed.

(j)
Vessel Cost: Vessels are stated at cost which consists of the contract price and costs incurred upon acquisition or delivery of a vessel from a shipyard. Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earnings capacity or improve the efficiency or safety of the vessels; otherwise these amounts are charged to expense as incurred.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2013
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

(k)
Vessel Depreciation: The Company depreciates containership vessels on a straight-line basis over their estimated useful lives, after considering the estimated salvage value. Each vessel's salvage value is the product of her light-weight tonnage and estimated scrap rate, which until June 30, 2013, was estimated at $0.20 and $0.35 per light-weight ton, depending on the vessels' age and market conditions. In order to align the scrap rate estimates with the current historical average scrap rate, effective July 1, 2013, the Company adjusted prospectively the estimated scrap rate used to $0.35 per light-weight ton for all vessels in the fleet.  For the year ended December 31, 2013, the effect of this change in accounting estimate was to decrease depreciation and net loss by $74. There was no effect from this change on the reported loss per common share, basic and diluted. Management estimates the useful life of the Company's vessels to be 30 years from the date of initial delivery from the shipyard. Second-hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. When regulations place limitations on the ability of a vessel to trade on a worldwide basis, the vessel's useful life is adjusted at the date such regulations are adopted.

(l)
Impairment of Long-Lived Assets: The Company follows ASC 360-10-40 "Impairment or Disposal of Long-Lived Assets", which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The Company reviews vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel may not be recoverable. When the estimate of future undiscounted net operating cash flows, excluding interest charges, expected to be generated by the use of the vessel over her remaining useful life and her eventual disposition is less than her carrying amount, the Company evaluates the vessel for impairment loss. Measurement of the impairment loss is based on the fair value of the vessel. The fair value of the vessel is determined based on management estimates and assumptions and by making use of available market data and third party valuations. The Company evaluates the carrying amounts and periods over which vessels are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, management reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. The current conditions in the containerships market with decreased charter rates and decreased vessel market values are conditions that the Company considers indicators of a potential impairment. In developing estimates of future undiscounted cash flows, the Company makes assumptions and estimates about the vessels' future performance, with the significant assumptions being related to charter rates, fleet utilization, vessels' operating expenses, vessels' residual value and the estimated remaining useful life of each vessel. The assumptions used to develop estimates of future undiscounted cash flows are based on historical trends as well as future expectations.

The Company determines undiscounted projected net operating cash flows for each vessel and compares it to the vessel's carrying value. The projected net operating cash flows are determined by considering the historical and estimated vessels' performance and utilization, the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days (based, to the extent applicable, on the most recent 10 year average historical 6-12 months time charter rates available for each type of vessel, considering also current market rates) over the remaining estimated life of each vessel, net of commissions, expected outflows for scheduled vessels' maintenance and vessel operating expenses assuming an average annual inflation rate of 3%.  Effective fleet utilization is assumed to 98% in the Company's exercise, taking into account the period(s) each vessel is expected to undergo her scheduled maintenance (dry docking and special surveys), as well as an estimate of 1% off hire days each year, assumptions in line with the Company's historical performance. The review of the vessel's carrying amounts in connection with the estimated recoverable amounts for the year ended December 31, 2013 indicated impairment charges for certain vessels (Note 4), while the review for the years ended December 31, 2012 and 2011 did not result in an indication of impairment.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2013
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

(m)
Assets held for sale: It is the Company's policy to dispose of vessels and other fixed assets when suitable opportunities occur and not necessarily to keep them until the end of their useful life. The Company classifies assets or assets in disposal groups as being held for sale in accordance with ASC 360-10-45-9 "Long-Lived Assets Classified as Held for Sale", when the following criteria are met: (i) management possessing the necessary authority has committed to a plan to sell the asset (disposal group); (ii)  the asset (disposal group) is immediately available for sale on an "as is" basis; (iii) an active program to find the buyer and other actions required to execute the plan to sell the asset (disposal group) have been initiated; (iv) the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; and (v) the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. In case a long-lived asset is to be disposed of other than by sale (for example, by abandonment, in an exchange measured based on the recorded amount of the nonmonetary asset relinquished, or in a distribution to owners in a spinoff) the Company continues to classify it as held and used until its disposal date. Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale.

(n)
Accounting for Revenues and Expenses: Revenues are generated from time charter agreements. Time charter agreements with the same charterer are accounted for as separate agreements according to the terms and conditions of each agreement. Time-charter revenues are recorded over the term of the charter as service is provided. Revenues from time charter agreements providing for varying annual rates over their term are accounted for on a straight line basis. Income representing ballast bonus payments, in connection with the repositioning of a vessel by the charterer to the vessel owner, are recognized in the period earned. Deferred revenue, if any, includes cash received prior to the balance sheet date for which all criteria for recognition as revenue would not be met, including any deferred revenue resulting from charter agreements providing for varying annual rates, which are accounted for on a straight line basis.

Voyage expenses, primarily consisting of port, canal and bunker expenses that are unique to a particular charter, are paid for by the charterer under time charter arrangements or by the Company under voyage charter arrangements, except for commissions, which are always paid for by the Company, regardless of charter type. All voyage and vessel operating expenses are expensed as incurred, except for commissions. Commissions are deferred over the related voyage charter period to the extent revenue has been deferred since commissions are due as revenues are earned.

(o)
Earnings / (Loss) per Common Share: Basic earnings / (loss) per common share are computed by dividing net income / (loss) attributable to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings / (loss) per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised.

(p)
Segmental Reporting: The Company has determined that it operates under one reportable segment, relating to its operations of the container vessels. The Company reports financial information and evaluates the operations of the segment by charter revenues and not by the length of ship employment for its customers, i.e. spot or time charters. The Company does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet. Furthermore, when the Company charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2013
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

(q)
Accounting for Dry-Docking Costs: The Company follows the deferral method of accounting for dry-docking costs whereby actual costs incurred are deferred and amortized on a straight-line basis over the period through the date the next dry-docking will be scheduled to become due. Unamortized dry-docking costs of vessels that are sold are written off and included in the calculation of the resulting gain or loss in the year of the vessel's sale.

(r)
Financing Costs: Fees paid to lenders for obtaining new loans or refinancing existing ones are deferred and recorded as a contra to debt. Other fees paid for obtaining loan facilities not used at the balance sheet date are capitalized as deferred financing costs.  Fees are amortized to interest and finance costs over the life of the related debt using the effective interest method and, for the fees relating to loan facilities not used at the balance sheet date, according to the loan availability terms. Unamortized fees relating to loans repaid or refinanced as debt extinguishment are expensed as interest and finance costs in the period the repayment or extinguishment is made. Loan commitment fees are charged to expense in the period incurred.

(s)
Repairs and Maintenance: All repair and maintenance expenses including underwater inspection expenses are expensed in the period incurred. Such costs are included in vessel operating expenses in the accompanying consolidated statements of operations.

(t)
Share Based Payment: ASC 718 "Compensation – Stock Compensation", requires the Company to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost is recognized over the period during which an employee is required to provide service in exchange for the award—the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service. Employee share purchase plans will not result in recognition of compensation cost if certain conditions are met. The Company initially measures the cost of employee services received in exchange for an award or liability instrument based on its current fair value; the fair value of that award or liability instrument is remeasured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period are recognized as compensation cost over that period with the exception of awards granted in the form of restricted shares which are measured at their grant date fair value and are not subsequently re-measured. The grant-date fair value of employee share options and similar instruments are estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If an equity award is modified after the grant date, incremental compensation cost is recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

(u)
Variable Interest Entities: ASC 810-10-50 "Consolidation of Variable Interest Entities", addresses the consolidation of business enterprises (variable interest entities) to which the usual condition (ownership of a majority voting interest) of consolidation does not apply.  The guidance focuses on financial interests that indicate control. It concludes that in the absence of clear control through voting interests, a company's exposure (variable interest) to the economic risks and potential rewards from the variable interest entity's assets and activities are the best evidence of control.  Variable interests are rights and obligations that convey economic gains or losses from changes in the value of the variable interest entity's assets and liabilities. The Company evaluates financial instruments, service contracts, and other arrangements to determine if any variable interests relating to an entity exist, as the primary beneficiary would be required to include assets, liabilities, and the results of operations of the variable interest entity in its financial statements.  The Company's evaluation did not result in an identification of variable interest entities as of December 31, 2013 and 2012.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2013
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

(v)
Fair Value Measurements: The Company follows the provisions of ASC 820 "Fair Value Measurements and Disclosures", which defines fair value and provides guidance for using fair value to measure assets and liabilities. The guidance creates a fair value hierarchy of measurement and describes fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. In accordance with the requirements of accounting guidance relating to Fair Value Measurements, the Company classifies and discloses its assets and liabilities carried at the fair value in one of the following categories:

•	Level 1: Quoted market prices in active markets for identical assets or liabilities;
•	Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;
•	Level 3: Unobservable inputs that are not corroborated by market data.

(w)
Concentration of Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with various qualified financial institutions and performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company's investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk.

3.   Transactions with Related Parties

(a)
Diana Shipping Services S.A. ("DSS" ): DSS, a wholly owned subsidiary of Diana Shipping Inc., one of the  Company's major shareholders, was acting as the Company's Manager up to March 1, 2013 and provided  (i) administrative services under an Administrative Services Agreement, for a monthly fee of $10; (ii) brokerage services pursuant to a Broker Services Agreement that DSS has entered into with Diana Enterprises Inc., a related party controlled by the Company's Chief Executive Officer and Chairman Mr. Symeon Palios, for annual fees of $1,040 until the completion of the public offering on June 15, 2011 and $1,300 thereafter; (iii) commercial and technical services pursuant to Vessel Management Agreements, signed between each shipowning company and DSS, under which the Company paid a commission of 1% of the gross charterhire or freight earned by each vessel and a technical management fee of $15 per vessel per month for employed vessels and $20 per vessel per month for laid-up vessels.  On March 1, 2013, and in relation with the appointment of UOT to act as Manager (Note 1), the agreements with DSS were terminated.

For 2013, 2012 and 2011, DSS charged the Company the following amounts for (i) management fees and commissions under the Vessel Management Agreements, (ii) administrative fees under the Administrative Services Agreement and (iii) brokerage fees attributable to Diana Enterprises Inc. under the Broker Services Agreement between DSS and Diana Enterprises Inc.:

	2013	2012	2011
Management fees, including capitalized fees	$305	$1,641	$758
Commissions	127	687	270
Administrative fees	20	120	120
Brokerage fees	217	1,300	1,182

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2013
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

Management fees for 2013, are separately presented in Management fees in the accompanying consolidated statements of operations. For 2012 and 2011, part of the management fees, amounting to $1,551 and $650 respectively, is presented in Management fees in the accompanying consolidated statements of operations, whereas the amount of $90 and $108 respectively, representing the management fees capitalized, is included in Vessels in the accompanying consolidated balance sheets. In addition, commissions are included in Voyage expenses, whereas administrative and brokerage fees are included in General and administrative expenses in the accompanying consolidated statements of operations.

As at December 31, 2013 there was no amount due from or due to DSS. As at December 31, 2012, an amount of $612 was due to DSS and is included in Due to related parties, current in the accompanying consolidated balance sheets.

(b)
Diana Enterprises Inc. ("Diana Enterprises"): Following the termination agreement for brokerage services that were provided to the Company through DSS on March 1, 2013 (see (a) above), Diana Enterprises has entered on the same date into an agreement with UOT to provide brokerage services for a fixed monthly fee of $121. The agreement has a term of thirteen months and the fees are payable quarterly in advance, effective April 1, 2013.

For 2013, 2012 and 2011, total brokerage fees, including those charged by DSS until February 28, 2013 (see (a) above), amounted to $1,425, $1,300 and $1,182, respectively, and are included in General and administrative expenses in the accompanying consolidated statements of operations. As at December 31, 2013 and December 31, 2012, an amount of $16 and $0, respectively, was due to Diana Enterprises and is included in Due to related parties, current in the accompanying consolidated balance sheets.

(c)
Altair Travel Agency S.A ("Altair"): Effective March 1, 2013 the Company uses the services of an affiliated travel agent, Altair, which is controlled by the Company's CEO and Chairman. Travel expenses payable to Altair for 2013, 2012 and 2011, were $971, $0 and $0, respectively and are included in Vessels and other vessels' costs, in Operating expenses, in General and administrative expenses and in Loss on vessel's sale in the accompanying consolidated financial statements. As at December 31, 2013 and December 31, 2012, an amount of $68 and $0, respectively, was payable to Altair and is included in Due to related parties, current in the accompanying consolidated balance sheets.

(d)
Diana Shipping Inc. ("DSI"): On May 20, 2013, the Company, through its subsidiary Eluk, entered into an unsecured loan agreement of up to $50,000 with Diana Shipping Inc., one of the Company's major shareholders, to be used to fund vessel acquisitions and for general corporate purposes. The loan is guaranteed by the Company and bears interest at a rate of Libor plus a margin of 5.0% per annum and a fee of 1.25% per annum ("back-end fee") on any amounts repaid upon any repayment or voluntary prepayments dates. In August 2013, the full amount was drawn down under the loan agreement, and is included in Related party financing, non-current, in the accompanying consolidated balance sheets. The loan matures in August 2017. During 2013, 2012 and 2011, interest expense incurred under the loan agreement with DSI amounted to $962, $0 and $0, respectively, and is included in Interest and finance costs (Note 11) in the accompanying consolidated statements of operations. Accrued interest as of December 31, 2013 and December 31, 2012, amounted to $86 and $0, respectively, and is included in Due to related parties, current. Accrued back-end fee expense incurred during 2013, 2012 and 2011 amounted to $233, $0 and $0, respectively, and is included in Interest and finance costs (Note 11) in the accompanying consolidated statements of operations and in Related party financing, non-current, in the accompanying consolidated balance sheets. The weighted average interest rate of the loan during 2013 was 5.17%.

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2013
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

4.           Vessels

On February 19, 2013, the Company, through its subsidiary Nauru, entered into a memorandum of agreement with a third party company to acquire the container vessel "Hanjin Malta" for the purchase price of $22,000. The vessel was acquired with time charter attached (Note 5) and was delivered to the Company on March 15, 2013. On August 8, 2013, the Company, through its subsidiaries Eluk and Oruk, contracted to acquire the container vessels "Puelo" and "Pucon" respectively, for the purchase price of $47,000 each. The vessels were delivered to the Company on August 22, 2013 and September 20, 2013, respectively.

During 2013, at each quarter end, the Company has individually assessed for recoverability the carrying values of each of the fleet's vessels. In performing its assessment, the Company, after taking into account factors as the vessels' age and employment prospects under the current market conditions, determined the future undiscounted cash flows for each of its vessels, considering its various alternatives, including that certain vessels would be sold immediately after the expiration of their existing charter parties. This assessment concluded that the carrying values of certain vessels in the fleet were not recoverable and accordingly, the Company has recognized an aggregate impairment loss of $42,323, which is separately reflected in the accompanying statements of operations. The fair values of the vessels were determined through Level 3 inputs of the fair value hierarchy as determined by management, making also use of available market data for the market value of vessels with similar characteristics. Between those vessels for which an impairment loss was recorded during 2013, the vessel "APL Sardonyx" was the only vessel that remained within the Company's fleet as at December 31, 2013, and was measured at fair value on a non-recurring basis as a result of the management's impairment test exercise. The fair value and impairment loss of the specific vessel are presented  below:

Vessel	Fair Value Measurement	Vessel Impairment Loss
APL Sardonyx	9,500	9,697

In April, May and December 2013, the Company sold the vessels "Maersk Madrid", "Maersk Merlion", "Maersk Malacca"  and "APL Spinel" to unrelated parties for demolition, for the aggregate sale price of $37,494, net of address commissions. In May, June and December 2013, the vessels were delivered to their new owners. The aggregate loss from the sale of the four vessels, including direct to sale expenses, amounted to $16,481, and is separately reflected in the accompanying statements of operations.

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessels' Cost	Accumulated Depreciation	Net Book Value

Balance, December 31, 2011	$166,218	$(7,391)	$158,827
- Acquisitions, improvements and other vessels' costs	114,594	-	114,594
- Depreciation for the period	-	(12,476)	(12,476)
Balance, December 31, 2012	$280,812	$(19,867)	$260,945
- Acquisitions and other vessels' costs (Note 5)	$107,864	-	107,864
- Vessels' disposals	(62,245)	12,101	(50,144)
- Depreciation for the period	-	(10,970)	(10,970)
- Impairment charges	(42,323)	-	(42,323)
Balance, December 31, 2013	$284,108	$(18,736)	$265,372

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2013
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

As at December 31, 2013 and 2012, acquisitions, improvements and other vessel's costs include capitalized costs of $364 and $594, respectively.

As at December 31, 2013, certain of the Company's vessels, having a total carrying value of $209,343, were provided as collateral to secure the revolving credit facility with the Royal Bank of Scotland plc, discussed in Note 6.

As at December 31, 2013, all vessels were operating under time charter agreements.

5. Prepaid Charter Revenue

The amounts presented as Prepaid charter revenue in the accompanying consolidated balance sheets as of December 31, 2013  and 2012 comprise (a) the unamortized balance of an asset associated with the vessels "Cap Domingo", "Cap Doukato", "APL Sardonyx", "APL Spinel", "APL Garnet" and "Hanjin Malta", which were acquired with time charters attached at values above their charter-free fair market values at the time of acquisition, which is amortized to revenue over the period of the respective time charter agreements, and (b) a deferred asset resulting from the charter agreements of the vessels "Cap Domingo" and "Cap Doukato" providing for varying charter rates over their term, for which revenue is recognized on a straight-line basis at their average rates.

As at December 31, 2013 and 2012 the balance of the account was analyzed as follows:

Description	2013	2012
Prepaid charter revenue	$17,974	$29,796
Deferred asset from varying charter rates	192	122
Total	$18,166	$29,918

In March 2013, the vessel "Hanjin Malta" was delivered to the Company (Note 4) and was chartered back to her sellers, with the earliest redelivery date of the vessel to the owners falling in March 2016. As a result, an asset of $8,500 was recognized as prepaid charter revenue, in addition to the asset of $42,000 recognized in 2012 for the vessels "Cap Domingo", "Cap Doukato", "APL Sardonyx", "APL Spinel" and "APL Garnet". During the year ended December 31, 2013, the vessel "APL Spinel" was sold (Note 4) and accordingly, its unamortized balance was written off to revenues.  As of December 31, 2013 and 2012 the balance of the respective asset, net of accumulated amortization of $32,526 and $12,204, was $17,974 and $29,796, respectively. The amortization and write-off to revenues for 2013, 2012 and 2011 was $20,322, $12,204 and $0, respectively, and is separately reflected in Prepaid charter revenue amortization in the accompanying consolidated statements of operations.

The expected aggregate amortization of the prepaid charter revenue from vessel acquisitions with time-charter attached for each of the succeeding years is as follows:

Period	Amount
Year 1	$11,597
Year 2	$5,669
Year 3	$708

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2013
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

6.           Long-Term Bank Debt

The amounts of long-term bank debt shown in the accompanying consolidated balance sheets are analyzed as follows:

	2013	2012
Royal Bank of Scotland - Revolving credit facility	$98,700	$92,700
Less related unamortized deferred financing costs	(598)	(794)
Total	$98,102	$91,906

The Royal Bank of Scotland plc.: On December 16, 2011, the Company entered into a revolving credit facility with the Royal Bank of Scotland plc ("RBS"), where the lenders have agreed to make available to it a revolving credit facility of up to $100,000 in order to refinance part of the acquisition cost of the vessels m/v "Sagitta" and m/v "Centaurus" and finance part of the acquisition costs of additional containerships ("Additional Ships"). An amount of $92,700 and $6,000 was drawn down under the credit facility in 2012 and 2013, respectively, representing as at December 31, 2013, a total loan outstanding balance of $98,700, which is included in Long-term bank debt, net of unamortized deferred financing costs in the accompanying consolidated balance sheets. The Company paid up to October 31, 2013 commitment commissions of 0.99% per annum on the available commitment. As at December 31, 2013, the Company does not have any remaining borrowing capacity under the revolving credit facility.

The facility will be available for five years with the maximum available amount (the "Available Facility Limit") reducing based on the age of the financed vessels and being assessed on a yearly basis, as well as, at the date on which the age of any Additional Ship exceeds the 20 years. In the event that the amounts outstanding at that time exceed the revised Available Facility Limit the Company shall repay such part of the loan that exceeds the Available Facility Limit. Based on the current age of the financed vessels, the loan is repayable at the end of the availability period on January 17, 2017.

The credit facility provided up to June 1, 2013 (see below) for interest at Libor plus a margin of 2.75% per annum and is secured by first priority mortgages over certain vessels of the fleet, general assignments of earnings, insurances and requisition compensation, minimum insurance coverage, specific assignments of any charters exceeding durations of twelve months, pledge of shares of the guarantors which will be the ship-owning companies of the mortgaged vessels, manager's undertakings and minimum security value depending on the average age of the mortgaged vessels. The credit facility also includes restrictions as to changes in certain shareholdings, management and employment of vessels, and requires minimum cash of 10% of the drawings under the revolving facility, but not less than $5,000, to be deposited by the borrower with the lenders. Furthermore, the financial covenants require that the Company maintains minimum ratios of consolidated net debt to market adjusted assets, EBITDA to interest costs, minimum contracted employment and forward looking operating net cash flows to forward looking interest costs. Finally, the Company is not permitted to pay any dividends that would result in a breach of the financial covenants of the facility.

During the year ended December 31, 2013, the Company obtained lenders' consent for the change of the vessels' Manager from DSS to UOT (Note 1), as well as for entering into a new loan agreement with DSI in May 2013 (Note 3).

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2013
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

During 2013, the Company entered into various supplemental agreements with the Royal Bank of Scotland plc. The supplemental agreements, dated July 22, 2013, September 11, 2013 and December 6, 2013, provide for an increased margin of 3.10% per annum, effective June 1, 2013, changes in the definition of tangible assets in the calculation of financial covenants, as well as for security interest on the minimum cash held by the borrower in favour of the lenders. The supplemental agreements also restrict any security interest over the Company's assets in favour of DSI. Furthermore, the Company was required to provide additional vessels as collateral to secure the revolving credit facility, to release the security held over certain of the Company's vessels, to amend the terms of the mandatory prepayment clause and to agree certain other consequential amendments of the terms of the facility agreement.

The weighted average interest rate of the loan during 2013 and 2012 was 3.16% and 3.07%, respectively.

During 2013, 2012 and 2011, total interest incurred on long-term bank debt, amounted to $3,029, $2,652 and $551, respectively, and is included in Interest and finance costs in the accompanying consolidated statements of operations (Note 11). Commitment fees incurred during 2013, 2012 and 2011 amounted to $53, $150 and $282, respectively, and are also included in Interest and finance costs in the accompanying consolidated statements of operations.

7.	Deferred revenue, current and non-current

The amounts presented as current and non-current deferred revenue in the accompanying consolidated balance sheets as of December 31, 2013 and 2012 reflect (a) cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met, (b) deferred revenue resulting from free quantities of lubricants provided to the vessels as a benefit from the suppliers for entering into long term contracts with them. Deferred revenue under (b) above is amortized to Operating expenses according to the terms of the respective contracts. For 2013, 2012 and 2011, amortization of the deferred revenue from free lubricants amounted to $107, $112 and $45 respectively.

	2013	2012
Hires collected in advance	$751	$1,157
Deferred revenue from lubricants	271	378
Total	$1,022	$1,535
Less current portion	$(972)	$(1,264)
Non-current portion	$50	$271

8.	Commitments and Contingencies

(a)
Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels.  Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

The Company's vessels are covered for pollution in the amount of $1 billion per vessel per incident, by the P&I Association in which the Company's vessels are entered. The Company's vessels are subject to calls payable to their P&I Association and may be subject to supplemental calls which are based on estimates of premium income and anticipated and paid claims. Such estimates are adjusted each year by the Board of Directors of the P&I Association until the closing of the relevant policy year, which generally occurs within three years from the end of the policy year.  Supplemental calls, if any, are expensed when they are announced and according to the period they relate to. The Company is not aware of any supplemental calls outstanding in respect of any policy year.

(b)
As at December 31, 2013, the minimum contractual annual charter revenues, net of related commissions to third parties, to be generated from the existing non-cancelable time charter contracts until their expiration, are estimated at $59,123 until December 31, 2014, $22,647 until December 31, 2015 and at $3,033 until December 31, 2016.

9.  Changes in Capital Accounts

(a)
Compensation cost on restricted common stock: On April 6, 2010, DCI adopted an equity incentive plan which entitles the Company's directors, officers, employees, consultants and service providers to receive options to acquire the Company's common stock, stock appreciation rights, restricted stock, restricted stock units and unrestricted common stock. The Equity Incentive plan was amended on February 21, 2012. A total of 2,392,198 common shares have been reserved under the Incentive plan (as amended) for issuance, of which as at December 31, 2013, 2,125,534 common shares remain available to be issued.  The plan is administered by our compensation committee, or such other committee of the Company's Board of Directors as may be designated by the Board to administer the plan. The plan will expire in ten years from the adoption of the plan by the Board of Directors.

During 2013, 2012 and 2011, compensation cost on restricted stock amounted to $371, $900 and $954, respectively, and is included in General and administrative expenses. At December 31, 2013 and 2012, the total unrecognized compensation cost relating to restricted share awards was $45 and $416, respectively. At December 31, 2013, the weighted-average period over which the total compensation cost related to non-vested awards not yet recognized is expected to be recognized is 0.45 years.

During 2013, 2012 and 2011, the movement of restricted stock cost was as follows:

	Number of Shares	Weighted Average Grant Date Price
Outstanding at December 31, 2010	159,996	$15.00
Granted	53,333	7.50
Vested	(66,667)	13.50
Forfeited or expired	-	-
Outstanding at December 31, 2011	146,662	$12.95
Granted	-	-
Vested	(66,664)	13.50
Forfeited or expired	-	-
Outstanding at December 31, 2012	79,998	$12.50
Granted	-	-
Vested	(66,664)	13.50
Forfeited or expired	-	-
Outstanding at December 31, 2013	13,334	$7.50

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2013
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

(b)
ATM offering: On May 21, 2013, the Company filed a prospectus supplement pursuant to Rule 424(b) relating to the offer and sale of an aggregate of up to $40.0 million in gross proceeds of its common stock under an at-the market offering. As of December 31, 2013, a total of 2,859,603 shares of the Company's common stock were issued and the net proceeds, after deducting underwriting commissions and offering expenses payable by the Company, amounted to $12,356.

(c)
Stockholders Rights Agreement: On August 2, 2010, the Company entered into a stockholders rights agreement (the "Stockholders Rights Agreement") with Mellon Investor Services LLC as Rights Agent. Pursuant to this Stockholders Rights Agreement, each share of the Company's common stock includes one right (the "Right") that will entitle the holder to purchase from the Company a unit consisting of one one-thousandth of a share of our preferred stock at an exercise price specified in the Stockholders Rights Agreement, subject to specified adjustments. Until a Right is exercised, the holder of a Right will have no rights to vote or receive dividends or any other stockholder rights. As at December 31, 2013 and 2012, no Rights were exercised.

10.	Voyage and Vessel Operating Expenses

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	2013	2012	2011
Voyage Expenses
Port charges	30	33	-
Bunkers	50	43	59
Commissions	625	1,328	672
Total	705	1,404	731

Vessel Operating Expenses
Crew wages and related costs	16,944	14,460	5,283
Insurance	1,891	1,392	582
Spares and consumable stores	8,071	8,216	3,647
Repairs and maintenance	3,277	4,403	1,468
Tonnage taxes (Note 13)	356	136	27
Miscellaneous	331	362	127
Total	30,870	28,969	11,134

A part of the commissions was charged by DSS under the Vessel Management Agreements up to February 28, 2013 (Note 3).

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2013
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

11.	Interest and Finance Costs

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	2013	2012	2011
Interest expense on bank debt (Note 6)	3,029	2,652	551
Interest expense and other fees on related party debt (Note 3)	1,195	-	-
Amortization and write-off of deferred financing costs	197	197	681
Commitment fees and other	133	217	372
Total	4,554	3,066	1,604

12.	Earnings / (loss) per Share

All shares issued (including the restricted shares issued under the equity incentive plan) are DCI's common stock and have equal rights to vote and participate in dividends, subject to forfeiture provisions set forth in the applicable award agreement. Unvested shares granted under the Company's incentive plan of 13,334 as at December 31, 2013, and 79,998 as at December 31, 2012 (Note 9), received dividends which are not refundable, even if such shares are forfeited, and therefore are considered participating securities for basic earnings per share calculation purposes. Dividends declared and paid during 2013, 2012 and 2011 amounted to $29,674, $28,545 and $4,154, respectively. The calculation of basic earnings/ (loss) per share does not consider the non-vested shares as outstanding until the time-based vesting restrictions have lapsed. For the purpose of calculating diluted earnings per share, the weighted average number of diluted shares outstanding includes the incremental shares assumed issued as determined in accordance with the antidilution sequencing provisions of ASC 260.  For 2013, and on the basis that the Company incurred losses, the effect of the incremental shares would have been anti-dilutive and therefore basic and diluted losses per share are the same amount. For 2012 and 2011, the effect of the incremental shares assumed issued, determined in accordance with the antidilution sequencing provisions of ASC 260, was antidilutive.

	2013		2012		2011
	Basic LPS	Diluted LPS	Basic EPS	Diluted EPS	Basic EPS	Diluted EPS
Net income / (loss)	$(57,346)	$(57,346)	$5,969	$5,969	$3,630	$3,630
Less distributed earnings allocated to restricted shares	-	-	(104)	(104)	(34)	-
Net income / (loss) available to common stockholders	(57,346)	(57,346)	5,865	5,865	3,596	3,630

Weighted average number of common shares, basic	33,159,328	33,159,328	26,934,533	26,934,533	15,536,028	15,536,028
Effect of dilutive restricted shares	-	-	-	-	-	7,888
Weighted average number of common shares, diluted	33,159,328	33,159,328	26,934,533	26,934,533	15,536,028	15,543,916

Earnings / (loss) per common share, basic and diluted	$(1.73)	$(1.73)	$0.22	$0.22	$0.23	$0.23

DIANA CONTAINERSHIPS INC.
Notes to Consolidated Financial Statements
December 31, 2013
(Expressed in thousands of US Dollars – except for share and per share data, unless otherwise stated)

13.	Income Taxes

Under the laws of the countries of the companies' incorporation and / or vessels' registration, the companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in vessel operating expenses in the accompanying consolidated statements of operations (Note 10).

Under Section 883 of the Internal Revenue Code of the United States (the "Code"), a corporation would be exempt from U.S. federal income taxation on its U.S.-source shipping income if: (a) it is organized in a foreign country that grants an "equivalent exemption" to corporations organized in the United States ("United States corporations"); and (b) either (i) more than 50% of the value of its common stock is owned, directly or indirectly, by "qualified shareholders,", which is referred to as the "50% Ownership Test," or (ii) its common stock is "primarily and regularly traded on an established securities market" in a country that grants an "equivalent exemption" to U.S. corporations or in the United States, which is referred to as the "Publicly-Traded Test."

The Marshall Islands, the jurisdiction where DCI and each of its subsidiaries are incorporated, grant an "equivalent exemption" to U.S. corporations. Therefore, the Company would be exempt from U.S. federal income taxation with respect to its U.S.-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met.

Notwithstanding the foregoing, the regulations provide, in pertinent part, that a class of shares will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified share attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of such class of outstanding shares, to which we refer as the "Five Percent Override Rule."

The Company believes that it satisfies the Publicly-Traded Test and is not subject to the Five Percent Override Rule. However, there are factual circumstances beyond the control of the Company that could cause it to lose the benefit of the Section 883 exemption. For example, there is a risk that the Company could no longer qualify for exemption under Code section 883 for a particular taxable year if shareholders with a five percent or greater interest in its common shares were to own 50% or more of its outstanding common shares on more than half the days of the taxable year.

It is not anticipated that the Company will have any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of the shipping operations and other activities of Diana Containerships, it is not anticipated that any of the U.S.-source shipping income of the Company will be "effectively connected" with the conduct of a U.S. trade or business.

14.	Financial Instruments

The carrying values of temporary cash investments, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments. The fair value of long-term loans and restricted cash balances, bearing interest at variable interest rates, approximate their recorded values as at December 31, 2013.

15.  Subsequent Events

(a)
ATM transactions: Subsequent to December 31, 2013, the Company sold 283,483 shares of common stock pursuant to the Company's ATM program discussed in Note 9 above, and the net proceeds received amounted to $1,529.

(b)
Vessel's sale for demolition: On February 7, 2014, Mejit entered into a memorandum of agreement with an unaffiliated third party to sell the vessel "APL Sardonyx" (renamed "Sardonyx") for demolition, for a sale price of $10,023 before commissions.  On February 11, 2014 the Company received the 50% deposit of $5,012, and expects to collect the remaining balance upon vessel's delivery to her new owners by the end of February 2014.

(c)	Declaration of dividends: On February 17, 2014 the Company declared dividends amounting to $0.15 per share, payable on or around March 19, 2014 to stockholders of record as of March 4, 2014.